Exhibit 99.1

Investor and Media Contacts:
IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438

Global Ship Lease Reports Results for the Second Quarter of 2025

Forward contract cover locked in for 96% of 2025 days and 80% of 2026 days
Maximizing strategic optionality while also returning capital to shareholders via annualized dividend of $2.10 per Class A Common Share

ATHENS, GREECE – August 5, 2025 - Global Ship Lease, Inc. (NYSE: GSL) (the “Company”, “Global Ship Lease” or “GSL”), an owner of containerships, announced today its unaudited results for the three and six-month periods ended June 30, 2025.

Second Quarter of 2025 and Year to Date Highlights and Other Recent Developments

- 2Q 2025 operating revenue of $191.9 million; up 9.7% on 2Q 2024. 1H 2025 operating revenue of $382.8 million; up 8.0% on 1H 2024.

- 2Q 2025 net income available to common shareholders of $93.1 million, or $2.61 Earnings per Share (EPS); up 8.8% on 2Q 2024. 1H 2025 net income available to common shareholders of $214.1 million, or $6.01 EPS; up 22.3% on 1H 2024.

- 2Q 2025 normalized net income3 of $95.1 million, or $2.67 normalized EPS³ up 9.7% on 2Q 2024. 1H 2025 normalized net income of $189.4 million, or $5.32 normalized EPS up 7.8% on 1H 2024.

- 2Q 2025 Adjusted EBITDA3 of $134.2 million; up 9.7% on 2Q 2024. 1H 2025 Adjusted EBITDA of $266.5 million; up 7.6% on 1H 2024.

- Added $397 million of contracted revenues during 1H 2025, bringing total contracted revenues as of June 30, 2025 to $1.73 billion, over a weighted average remaining duration of 2.1 years.

- On July 8, 2025 announced updates by three leading credit rating agencies. Moody’s Investor Service maintained its Ba2 Corporate Family Rating for Global Ship Lease, with a stable outlook; S&P Global Ratings affirmed its long-term issuer credit rating of BB+, with a stable outlook; and Kroll Bond Rating Agency (“KBRA”) kept the Company’s corporate credit rating at BB+, with a stable outlook, while also affirming the BBB/stable investment grade rating and stable outlook for the 5.69% Senior Secured Notes due July 15, 2027 (the “2027 Secured Notes”).

- In May 2025 Dimitris Y (5,900 TEU, built 2000) was contracted to be sold for $35.6 million, and is scheduled for delivery to the buyers in 4Q25, upon redelivery from the existing charter.

- Completed the sales of Tasman (5,900 TEU, built 2000), Akiteta (2,200 TEU, built 2002), and Keta (2,200 TEU, built 2003) for an aggregate gain of $28.3 million; the vessels were delivered to their new owners in 1Q 2025.

-Took delivery, in January 2025, of Czech, the last in a series of four high-reefer, ECO-9,000 TEU containerships contracted for purchase with charters attached in 4Q 2024 (“Newly Acquired Vessels”).

- Agreed, in March 2025, to an $85.0 million Credit Facility with UBS to fully prepay certain of our outstanding credit facilities which would otherwise have matured between May 2026 and July 2026. The new loan is priced at SOFR + 2.15%, matures in the second quarter of 2028, and brings the weighted average cost of our debt, as at June 30, 2025, to 4.18% and weighted average maturity to 4.9 years.

- Declared a dividend of $0.525 per Class A common share for the second quarter of 2025, to be paid on or about September 4, 2025 to common shareholders of record as of August 22, 2025. Paid a dividend of $0.525 per Class A common share for the first quarter of 2025 on June 3, 2025.

- Approximately $33.0 million of capacity remains available under our opportunistic share repurchase authorization.

George Youroukos, our Executive Chairman, stated: “Even in a macro environment that has become as complex, volatile, and unpredictable as any in the modern history of our industry, we are proud to deliver yet another quarter of strong results and growth. By continuing to sign attractive charters for our fleet of well-specified, mid-sized and smaller containerships, we have during the first half of 2025 added almost $400 million of contracted revenue, bringing our forward contracted revenues to $1.73 billion, our 2025 contract cover to 96%, and our 2026 cover to 80%.

In the volatile aftermath of Liberation Day in early April, which was itself preceded by a spike in cargo movements aimed at getting ahead of forthcoming tariffs, both containerized freight and charter markets experienced something of an air pocket, as parties across the supply chain became focused almost exclusively on solving for short-term tactical challenges while pausing longer term commitments on shipping capacity or capital beyond what seemed necessary for the immediate future.  Meanwhile, with recent cautious optimism about the Red Sea and a potential pathway towards normalization having been undermined by multiple Houthi attacks, it seems likely that extensive re-routing around the Cape of Good Hope will continue to extend voyage lengths at the same time as macro volatility continues to impact supply chain efficiency and thus increase the number of ships needed to carry any given quantity of cargo. Given these dynamics, as well as the continued feast-or-famine reaction of underlying freight demand to the imposition, amendment, or delay of tariffs, we are exceptionally pleased to have extensive forward charter cover, a robust balance sheet, and a fleet that offers our customers the operational flexibility and optionality they need. Forward visibility on the market and macro environment is very limited, but our financial strength, discipline, and contracted cash flow generation position us well to continue to create value for our shareholders almost regardless of underlying market dynamics.”

Thomas Lister, our Chief Executive Officer, stated: “Maximizing optionality while strengthening the long-term resilience of our business remains our key strategic focus. Following years of disciplined de-leveraging, we have established a fortress balance sheet with financial leverage below 1x and a low cost of debt corresponding to our strong credit rating. This robust foundation, combined with over two years of weighted average forward contract cover, provides us with optionality and confidence to seize the kinds of value-accretive opportunities that often emerge from complex, volatile conditions such as those currently prevailing. It also positions us to pursue selective fleet renewal, as well as vessel upgrades that both increase our earnings power and enable us to meet evolving and tightening regulations. Consistent with our dynamic capital allocation policy, we believe that we best serve the interests of our investors by both continuing to return significant capital to shareholders via our dividend and remaining nimble, disciplined, and opportunistic in order to capitalize upon the inherent cyclicality of our industry.”

SELECTED FINANCIAL DATA – UNAUDITED

(thousands of U.S. dollars)

	Three	Three	Six	Six
	months ended	months ended	months ended	months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

Operating Revenues (1)	191,859	174,997	382,834	354,558
Operating Income	101,762	93,842	230,260	190,941
Net Income (2)	93,053	85,643	214,063	175,149
Adjusted EBITDA (3)	134,183	122,349	266,481	247,712
Normalized Net Income (3)	95,149	86,657	189,426	175,712

(1) Operating Revenues are net of address commissions which represent a discount provided directly to a charterer based on a fixed percentage of the agreed upon charter rate and also includes the amortization of intangible liabilities, the effect of the straight lining of time charter modifications and the compensation from charterers for drydock and for other capitalized expenses installation. Brokerage commissions are included in “Time charter and voyage expenses” (see below).

(2) Net Income available to common shareholders.

(3) Adjusted EBITDA, Normalized Net Income, and Normalized Earnings per Share are non-U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) financial measures, as explained further in this press release, and are considered by Global Ship Lease to be useful measures of its performance. For reconciliations of these non-U.S. GAAP financial measures to the most directly comparable U.S. GAAP financial measure, please see “Reconciliation of Non-U.S. GAAP Financial Measures” below.

Operating Revenues and Utilization

Operating revenues derived from fixed-rate, mainly long-term, time-charters were $191.9 million in the second quarter of 2025, up $16.9 million (or 9.7%) on operating revenues of $175.0 million in the prior year period. The period-on-period increase in operating revenues was principally due to (i) the net effect of higher rates on charter renewals, (ii) the addition of the four Newly Acquired Vessels and (iii) a non-cash $1.8 million increase in the amortization of intangible liabilities arising from below-market charters attached to certain vessel additions. There were 182 days of offhire and idle time in the second quarter of 2025, of which 145 were for scheduled drydockings, compared to 184 days of offhire and idle time in the prior year period, of which 153 were for scheduled drydockings. Utilization for the second quarter of 2025 was 97.1% compared to utilization of 97.0% in the prior year period.

For the six months ended June 30, 2025, operating revenues were $382.8 million, up $28.2 million (or 8.0%) on operating revenues of $354.6 million in the comparative period, mainly due to (i) the net effect of higher rates on charter renewals (ii) the addition of the four Newly Acquired Vessels and (iii) a non-cash $1.5 million increase in the effect from straight lining time charter modifications and a non-cash $3.5 million increase in the amortization of intangible liabilities arising from below-market charters attached to certain vessel additions offset by an increase in off hire days. There were 588 days of offhire and idle time in the six month period ended June 30, 2025 of which 475 were for scheduled drydockings, compared to 257 days of offhire and idle time in the prior year of which 186 were for scheduled drydockings. Utilization for the six month period ended June 30, 2025 was 95.4% compared to utilization of 97.9% in the prior year period.

Our revenue origin by country, using the respective head office location of each of our charterers as a proxy for origin, for the six-month periods ended June 30, 2025 and 2024, respectively, was as follows:

Revenue origin by country [1]	Six months ended June 30, 2025		Six months ended June 30, 2024
	Revenue (USD million)	Percentage of revenue	Revenue (USD million)	Percentage of revenue
Denmark (Maersk)	122.00	31.87%	115.23	32.50%
Germany (Hapag Lloyd)	73.03	19.08%	17.84	5.03%
France (CMA CGM)	71.14	18.59%	87.84	24.78%
Switzerland (MSC)	42.99	11.23%	33.32	9.40%
Israel (ZIM)	33.75	8.81%	44.13	12.45%
China, including Hong Kong (COSCO & OOCL)	21.99	5.74%	25.38	7.16%
Singapore (ONE, Swire Shipping)	9.85	2.57%	14.84	4.18%
USA (Matson)	5.80	1.51%	6.39	1.80%
Taiwan (Wan Hai)	2.28	0.60%	6.91	1.95%
Denmark / Dubai (Unifeeder) [2]	-	-	2.68	0.75%
Total	382.83	100.00%	354.56	100.00%

1.	Based on jurisdiction of head office of each charterer
2.	Unifeeder is headquartered in Denmark, but owned by DP World (Dubai)

The table below shows fleet utilization for the three and six months ended June 30, 2025 and 2024, and for the years ended December 31, 2024, 2023, 2022 and 2021.

	Three months ended		Six months ended		Year ended
	June 30,	June 30,	June 30,	June 30,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
Days	2025	2024	2025	2024	2024	2023	2022	2021

Ownership days	6,279	6,188	12,683	12,376	24,937	24,285	23,725	19,427
Planned offhire - scheduled drydock	(145)	(153)	(475)	(186)	(807)	(701)	(581)	(752)
Unplanned offhire	(29)	(29)	(70)	(69)	(144)	(233)	(460)	(260)
Idle time	(8)	(2)	(43)	(2)	(15)	(62)	(30)	(88)
Operating days	6,097	6,004	12,095	12,119	23,971	23,289	22,654	18,327

Utilization	97.1%	97.0%	95.4%	97.9%	96.1%	95.9%	95.5%	94.3%

As of June 30, 2025, two regulatory drydockings were in progress and six further regulatory drydockings are anticipated.

Vessel Operating Expenses

Vessel operating expenses, which are primarily the costs of crew, lubricating oil, repairs, maintenance, insurance and technical management fees, were up 7.0% to $50.5 million for the second quarter of 2025, compared to $47.2 million in the prior year period. The increase of $3.3 million was mainly due to (i) the addition of the four Newly Acquired Vessels, (ii) an increase in crew expenses following our decision to increase the number of seafarers on board to improve the vessels’ conditions, (iii) an increase in stores, spares and maintenance expenses for planned main engine maintenance and overhaul of diesel generators as well as main engine annual spares delivery due to timing of planned schedule, and (iv) the impact of inflation on fees and expenses, including management fees. The average cost per ownership day in the quarter was $8,045, compared to $7,624 for the prior year period, up $421 per day, or 5.5%.

For the six month period ended June 30, 2025, vessel operating expenses were $100.5 million, or an average of $7,925 per day, compared to $95.0 million in the comparative period, or $7,679 per day, an increase of $246 per ownership day, or 3.2%. The increase of $5.5 million was mainly due to (i) the addition of the four Newly Acquired Vessels offset by the sale of Tasman, Keta and Akiteta in 1Q25, (ii) an increase in crew expenses following our decision to increase the number of seafarers on board to improve the vessels’ conditions, (iii) an increase in stores, spares and maintenance expenses for planned main engine maintenance and overhaul of diesel generators as well as main engine annual spares delivery due to timing of planned schedule, and (iv) the impact of inflation on fees and expenses, including management fees.

Time Charter and Voyage Expenses

Time charter and voyage expenses comprise mainly commission paid to ship brokers, the cost of bunker fuel for owner’s account when a ship is off-hire or idle, and miscellaneous owner’s costs associated with a ship’s voyage. Time charter and voyage expenses were $5.1 million for the second quarter of 2025, compared to $5.4 million in the prior year period due to (i) a decrease in voyage administration costs and operational requests from charterers and (ii) a decrease in bunkering expenses during off hire days offset by increased commissions on charter renewals at higher rates.

For the six-month period ended June 30, 2025, time charter and voyage expenses were $11.6 million, or an average of $915 per day, compared to $10.6 million in the comparative period, or $859 per day, an increase of $56 per ownership day, or 6.5% mainly due to increased commissions on charter renewals at higher rates and increase in bunkering expenses due to higher off hire days.

Depreciation and Amortization

Depreciation and amortization for the second quarter of 2025 was $30.3 million, compared to $24.5 million in the prior year period. The increase was mainly due to the 16 drydockings completed after June 30, 2024 and the addition of the four Newly Acquired Vessels in December 2024.

Depreciation and amortization for the six-month period ended June 30, 2025 was $60.1 million, compared to $48.8 million in the comparative period, mainly due to the factors noted above plus the acquisition of the four Newly Acquired Vessels in December 2024.

General and Administrative Expenses

General and administrative expenses were $4.1 million in the second quarter of 2025, the same as in the prior year period.

General and administrative expenses were $8.7 million for the six-month period ended June 30, 2025, compared to $9.1 million in the comparative period. The movement was mainly due to the decrease in payroll expenses following the retirement of our former Chief Executive Officer effective March 31, 2024 plus a reduction in the non-cash charge for stock-based compensation expense.

Gain on sale of vessels

Tasman (5,900 TEU, built 2000), Akiteta (2,200 TEU, built 2002), and Keta (2,200 TEU, built 2003) were sold for an aggregate gain of $28.3 million in the first quarter of 2025.

Adjusted EBITDA1

Adjusted EBITDA was $134.2 million for the second quarter of 2025, up from $122.3 million for the prior year period, with the net increase being mainly due to increased revenue from charter renewals at higher rates and the addition of the four Newly Acquired Vessels.

Adjusted EBITDA for the six-month period ended June 30, 2025 was $266.5 million, compared to $247.7 million for the comparative period, an increase of $18.7 million or 7.6% mainly due to increased revenue from charter renewals at higher rates.

Interest Expense and Interest Income

Debt as at June 30, 2025 totaled $768.5 million, after inclusion of the four Newly Acquired Vessels, comprising $349.0 million of secured bank debt collateralized by vessels, $205.6 million of 2027 Secured Notes collateralized by vessels, and $213.9 million under sale and leaseback financing transactions. As of June 30, 2025, 16 of our vessels were unencumbered.

Debt as at June 30, 2024 totaled $721.1 million, comprising $371.8 million of secured bank debt collateralized by vessels, $258.1 million of 2027 Secured Notes collateralized by vessels, and $91.2 million under sale and leaseback financing transactions. As of June 30, 2024, five vessels were unencumbered.

Interest and other finance expenses for the second quarter of 2025 were $10.6 million, up from $9.9 million for the prior year period. The increase was due to (i) additional floating debt was not covered by the caps since our interest rate caps hedge 77% of our floating rate debt, (ii) a prepayment fee of $0.2 million following the full repayment of Macquarie Credit Facility and (iii) the non-cash write off of deferred financing costs of $0.6 million on the full repayments of the Macquarie Credit Facility and the HCOB-CACIB Credit Facility. In March 2025, we entered into a loan agreement with UBS for $85.0 million, to refinance certain of our existing loans. The agreement is priced at SOFR + 2.15% and has a maturity of three years. During March of 2025, we fully repaid the outstanding balance of ESUN Credit Facility amounting to $5.9 million. During April of 2025, we fully repaid the outstanding balance of the Macquarie Credit Facility amounting to $17.5 million and the outstanding balance of the HCOB-CACIB Credit Facility amounting to $46.8 million.

Interest and other finance expenses for the six-month period ended June 30, 2025 were $20.5 million, up from $20.3 million for the prior year period. The increase was due to the factors mentioned above plus the non-cash write off of deferred financing costs of $0.1 million on the full repayment of the ESUN Credit Facility.

Interest income for the second quarter of 2025 was $4.7 million, up from $4.1 million for the prior year period mainly due to higher invested amounts.

Interest income for the six-month period ended June 30, 2025 was $7.9 million, up from $7.8 million in the comparative period.

Other income, net

Other income, net was $0.8 million in the second quarter of 2025, compared to $1.0 million in the prior year period.

Other income, net was $4.0 million for the six-month period ended June 30, 2025, compared to $2.3 million for the comparative period.

Fair value adjustment on derivatives

In December 2021, we entered into a USD 1-month LIBOR interest rate cap of 0.75% through the fourth quarter of 2026 on $484.1 million of floating rate debt, which reduces over time in line with anticipated debt amortization and represented approximately half of the outstanding floating rate debt. In February 2022, we entered into two additional USD 1-month LIBOR interest rate caps of 0.75% through the fourth quarter of 2026 on the remaining balance of $507.9 million of floating rate debt. As a result of the discontinuation of LIBOR, on July 1, 2023, our interest rate caps automatically transited to 1 month Compounded SOFR at a net rate of 0.64%. A negative fair value adjustment of $1.2 million for the second quarter of 2025 was recorded through the statement of income. The negative fair value adjustment for the six-month period ended June 30, 2025 was $2.8 million.

Earnings Allocated to Preferred Shares

Our Series B Preferred Shares carry a coupon of 8.75%, the cost of which for the second quarter of 2025 was $2.4 million, the same as in the prior year period.

The cost for the six months ended June 30, 2025 was $4.8 million, the same as for the comparative period.

Net Income Available to Common Shareholders

Net income available to common shareholders for the second quarter of 2025 was $93.1 million. Net income available to common shareholders for the prior year period was $85.6 million.

Earnings per share for the second quarter of 2025 was $2.61, an increase of 7.4% from the earnings per share for the prior year period, which was $2.43.

For the six months ended June 30, 2025, net income available to common shareholders was $214.1 million. Net income available to common shareholders for the six months ended June 30, 2024 was $175.1 million.

Earnings per share for the six months ended June 30, 2025 was $6.01, an increase of 20.7% from the earnings per share for the comparative period, which was $4.98.

Normalized net income1 for the second quarter of 2025 was $95.1 million. Normalized net income for the prior year period was $86.7 million. Normalized earnings per share1 for the second quarter of 2025 was $2.67, an increase of 8.5% from Normalized earnings per share for the prior year period, which was $2.46.

Normalized net income1 for the six-month period ended June 30, 2025 was $189.4 million. Normalized net income for the prior year period was $175.7 million. Normalized earnings per share1 for the six-month period ended June 30, 2025 was $5.32, an increase of 6.6% from Normalized earnings per share for the prior year period, which was $4.99.

1 Adjusted EBITDA, Normalized net income, and Normalized earnings per share are non-U.S. GAAP financial measures, as explained further in this press release, and are considered by Global Ship Lease to be useful measures of its performance. For reconciliations of these non-U.S. GAAP financial measures to the most directly comparable U.S. GAAP financial measure, please see “Reconciliation of Non-U.S. GAAP Financial Measures” below.

Fleet

As of June 30, 2025, there were 69 containerships in the fleet, detailed in the table below:

Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer	Earliest Charter Expiry Date	Latest Charter Expiry Date (2)	Daily Charter Rate $

CMA CGM Thalassa	11,040	38,577	2008	CMA CGM	3Q28	4Q28	47,200 (3)
ZIM Norfolk (1)	9,115	31,764	2015	ZIM	2Q27	4Q27	65,000
Anthea Y (1)	9,115	31,890	2015	MSC	4Q28	1Q29	Footnote (4)
ZIM Xiamen (1)	9,115	31,820	2015	ZIM	3Q27	4Q27	65,000
Sydney Express (1)	9,019	31,254	2016	Hapag-Lloyd	1Q26	4Q29	Footnote (5)
Istanbul Express (1)	9,019	31,380	2016	Hapag-Lloyd	3Q26	2Q30	Footnote (5)
Bremerhaven Express (1)	9,019	31,199	2015	Hapag Lloyd	1Q26	3Q29	Footnote (5)
Czech (1)	9,019	31,319	2015	Hapag-Lloyd	4Q26	3Q30	Footnote (5)
MSC Tianjin	8,603	34,243	2005	MSC (6)	3Q27	4Q27	Footnote (6)
MSC Qingdao	8,603	34,586	2004	MSC (6)	3Q27	4Q27	Footnote (6)
GSL Ningbo	8,603	34,340	2004	MSC	3Q27	1Q28	Footnote (7)
GSL Alexandra	8,544	37,809	2004	Maersk	2Q26	3Q26	Footnote (8)
GSL Sofia	8,544	37,777	2003	Maersk	3Q26	3Q26	Footnote (8)
GSL Effie	8,544	37,777	2003	Maersk	3Q26	3Q26	Footnote (8)
GSL Lydia	8,544	37,777	2003	Maersk	2Q26	3Q26	Footnote (8)
GSL Eleni	7,847	29,261	2004	Maersk	4Q27	2Q29	Footnote (9)
GSL Kalliopi	7,847	29,261	2004	Maersk	1Q28	3Q29	Footnote (9)
GSL Grania	7,847	29,261	2004	Maersk	1Q28	3Q29	Footnote (9)
Colombia Express (ex Mary) (1)	7,072	23,424	2013	Hapag-Lloyd	4Q28	1Q31	Footnote (10)
Panama Express (ex Kristina) (1)	7,072	23,421	2013	Hapag-Lloyd	4Q29	4Q31	Footnote (10)
Costa Rica Express (ex Katherine) (1)	7,072	23,403	2013	Hapag-Lloyd	2Q29	3Q31	Footnote (10)
Nicaragua Express (ex Alexandra) (1)	7,072	23,348	2013	Hapag-Lloyd	3Q29	4Q31	Footnote (10)
CMA CGM Berlioz	7,023	26,776	2001	CMA CGM	4Q25	2Q26	37,750
Mexico Express (ex Alexis) (1)	6,918	23,970	2015	Hapag-Lloyd	3Q29	4Q31	Footnote (10)
Jamaica Express (ex Olivia I) (1)	6,918	23,915	2015	Hapag-Lloyd	3Q29	4Q31	Footnote (10)
GSL Christen	6,858	27,954	2002	Maersk	4Q27	1Q28	Footnote (11)
GSL Nicoletta	6,858	28,070	2002	Maersk	1Q28	2Q28	Footnote (11)
Agios Dimitrios	6,572	24,931	2011	MSC	2Q27	3Q27	Footnote (6)
GSL Vinia	6,080	23,737	2004	Maersk	1Q28	4Q29	Footnote (12)
GSL Christel Elisabeth	6,080	23,745	2004	Maersk	1Q28	3Q29	Footnote (12)
GSL Arcadia	6,008	24,858	2000	Maersk	3Q25	1Q26	12,700 (13)
GSL Violetta	6,008	24,873	2000	Maersk	2Q25	1Q26	12,900 (13)
GSL Maria	6,008	24,414	2001	Maersk	4Q25	1Q27	12,900 (13)
GSL MYNY	6,008	24,876	2000	Maersk	3Q25	4Q25	12,900 (13)
GSL Melita	6,008	24,859	2001	Maersk	1Q26	3Q26	12,900 (13)
GSL Tegea	5,994	24,308	2001	Maersk	1Q26	3Q26	12,900 (13)
GSL Dorothea	5,994	24,243	2001	Maersk	1Q26	3Q26	12,900 (13)
Dimitris Y (ex Zim Europe) (25)	5,936	25,010	2000	ONE	4Q25	4Q25	33,900
Ian H	5,936	25,128	2000	COSCO	4Q27	4Q27	Footnote (14)
GSL Tripoli	5,470	22,109	2009	Maersk	3Q27	4Q27	17,250
GSL Kithira	5,470	22,259	2009	Maersk	4Q27	1Q28	17,250
GSL Tinos	5,470	22,068	2010	Maersk	3Q27	4Q27	17,250
GSL Syros	5,470	22,099	2010	Maersk	4Q27	4Q27	17,250
Orca I	5,308	20,633	2006	Maersk (15)	3Q28	4Q28	21,000 (15)
Dolphin II	5,095	20,596	2007	Footnote (15)	1Q28	2Q28	Footnote (15)
CMA CGM Alcazar	5,089	20,087	2007	CMA CGM	3Q26	1Q27	35,500
GSL Château d’If	5,089	19,994	2007	CMA CGM	4Q26	1Q27	35,500
GSL Susan	4,363	17,309	2008	CMA CGM	3Q27	1Q28	Footnote (16)
CMA CGM Jamaica	4,298	17,272	2006	CMA CGM	1Q28	2Q28	Footnote (16)
CMA CGM Sambhar	4,045	17,355	2006	CMA CGM	1Q28	2Q28	Footnote (16)
CMA CGM America	4,045	17,355	2006	CMA CGM	1Q28	2Q28	Footnote (16)
GSL Rossi	3,421	16,420	2012	ZIM	1Q26	3Q26	35,000
GSL Alice	3,421	16,543	2014	CMA CGM (3)	2Q28	3Q28	Footnote (3)

GSL Eleftheria	3,421	16,642	2013	Maersk	3Q25	4Q25	37,975
GSL Melina	3,404	16,703	2013	Maersk	4Q26	4Q26	29,900
Athena	2,980	13,538	2003	MSC	2Q27	3Q27	17,500 (17)
GSL Valerie	2,824	11,971	2005	ZIM	2Q27	3Q27	Footnote (18)
GSL Mamitsa (ex Matson Molokai)	2,824	11,949	2007	Footnote (19)	1Q28	2Q28	Footnote (19)
GSL Lalo	2,824	11,950	2006	MSC	2Q27	3Q27	18,000 (20)
GSL Mercer	2,824	11,970	2007	ONE	1Q27	2Q27	Footnote (21)
GSL Elizabeth	2,741	11,530	2006	Maersk	2Q26	2Q26	20,360
GSL Chloe (ex Beethoven)	2,546	12,212	2012	ONE	1Q27	2Q27	Footnote (21)
GSL Maren	2,546	12,243	2014	OOCL	1Q26	2Q26	16,500
Maira	2,506	11,453	2000	CMA CGM	4Q26	1Q27	26,000
Nikolas	2,506	11,370	2000	CMA CGM	4Q26	1Q27	26,000
Newyorker	2,506	11,463	2001	Maersk	2Q27	3Q27	Footnote (22)
Manet	2,288	11,534	2001	OOCL	3Q26	4Q26	24,000
Kumasi	2,220	11,652	2002	MSC	4Q26	1Q27	Footnote (23)
Julie	2,207	11,731	2002	MSC	3Q27	3Q27	Footnote (24)

(1)	Modern design, high reefer capacity, fuel-efficient “ECO” vessel.
(2)
In many instances, charterers have the option to extend a charter beyond the nominal latest expiry date by the amount of time that the vessel was off hire during the course of that charter. This additional charter time (“Offhire Extension”) is computed at the end of the initially contracted charter period. The Latest Charter Expiry Dates shown in this table have been adjusted to reflect offhire accrued up to June 30, 2025, plus estimated offhire scheduled to occur during the remaining lifetimes of the respective charters. However, as actual offhire can only be calculated at the end of each charter, in some cases actual Offhire Extensions – if invoked by charterers – may exceed the Latest Charter Expiry Dates indicated.

(3)
CMA CGM Thalassa and GSL Alice were both forward fixed for 36 months +/- 45 days. CMA CGM Thalassa new charter is expected to commence in 4Q2025 and GSL Alice new charter commenced in 2Q2025, and are expected to generate annualized Adjusted EBITDA of approximately $14.0 million and $8.3 million, respectively.

(4)
Anthea Y.  The current charter is expected to generate annualized Adjusted EBITDA of approximately $11.8 million. Anthea Y was forward fixed for 36 months +/- 30 days.  The new charter is expected to commence in 4Q 2025 and to generate annualized Adjusted EBITDA of approximately $12.6 million.

(5)
Sydney Express, Istanbul Express, Bremerhaven Express and Czech were contracted for purchase in 4Q 2024, with three vessels delivered in December 2024 and the fourth in January 2025. Contract cover for each vessel is for a varied median firm duration extending for an average of 1.7 years, or up to an average of 5.1 years if all charterers’ options are exercised. Sydney Express, Istanbul Express, Bremerhaven Express and Czech charters are expected to generate average annualized Adjusted EBITDA of approximately $9.5 million per ship;

(6)
MSC Tianjin, MSC Qingdao and Agios Dimitrios charters are expected to generate annualized Adjusted EBITDA of approximately $6.9 million, $8.1 million, and $5.9 million, respectively. MSC Qingdao & Agios Dimitrios are fitted with Exhaust Gas Cleaning Systems (“scrubbers”).

(7)	GSL Ningbo is chartered at a rate expected to generate annualized Adjusted EBITDA of approximately $16.5 million.
(8)
GSL Alexandra, GSL Sofia, GSL Effie and GSL Lydia delivered in 2Q 2023. Contract cover for each vessel is for a minimum firm period of 24 months from the date each vessel was delivered, with charterers holding one year extension options. GSL Sofia and GSL Effie options were exercised in January 2025. GSL Alexandra and GSL Lydia options were exercised in February 2025. The vessels are expected to generate average annualized Adjusted EBITDA of approximately $9.7 million per ship over the median firm period and average annualized Adjusted EBITDA of $4.9 million per ship if one year option is exercised.

(9)
GSL Eleni, GSL Kalliopi and GSL Grania, are chartered for 35 – 38 months, after which the charterer has the option to extend each charter for a further 12 – 16 months. New charters commenced in 1Q2025 and each is expected to generate annualized Adjusted EBITDA of approximately $9.6 million for the firm period.

(10)
Colombia Express (ex Mary), Panama Express (ex Kristina), Costa Rica Express (ex Katherine), Nicaragua Express (ex Alexandra), Mexico Express (ex Alexis), Jamaica Express (ex Olivia I) are fixed to Hapag-Lloyd for 60 months +/- 45 days, followed by two periods of 12 months each at the option of the charterer. The charters are expected to generate average annualized Adjusted EBITDA of approximately $13.1 million per ship.

(11)	GSL Nicoletta and GSL Christen charters are expected to generate average annualized Adjusted EBITDA of approximately $11.3 million per ship.
(12)
GSL Vinia and GSL Christel Elizabeth are chartered for 36 – 40 months, after which the charterer has the option to extend each charter for a further 12 – 15 months. The new charters both commenced in 1Q 2025. The charters are expected to generate average annualized Adjusted EBITDA of approximately $11.2 million per ship for the firm period.

(13)
GSL Maria, GSL Violetta, GSL Arcadia, GSL MYNY, GSL Melita, GSL Tegea and GSL Dorothea. Contract cover for each ship is for a firm period of at least three years from the date each vessel was delivered in 2021, with charterers holding a one-year extension option on each charter (at a rate of $12,900 per day), followed by a second option (at a rate of $12,700 per day) with the period determined by – and terminating prior to – each vessel’s 25th year drydocking & special survey. The first extension options have been exercised for all seven ships. Second extension options were exercised in January 2025 for GSL Dorothea, GSL Arcadia, GSL Melita and GSL Tegea. In April 2025, the second extension option for GSL MYNY was also exercised.

(14)	Ian H charter is expected to generate average annualized Adjusted EBITDA of approximately $10.3 million.
(15)
Dolphin II. Chartered by a leading liner company from 1Q 2025. Orca I. Forward fixed to a leading liner company, with the new charter expected to commence in 2H 2025. Each charter is expected to generate average annualized Adjusted EBITDA of approximately $10.1 million per ship.

(16)	GSL Susan, CMA CGM Jamaica, CMA CGM Sambhar and CMA CGM America are chartered at rates expected to generate average annualized Adjusted EBITDA of approximately $11.2 million per vessel.
(17)	Athena was forward fixed for 24 – 30 months. The new charter is expected to commence in 3Q 2025 and is expected to generate average annualized Adjusted EBITDA of approximately $5.8 million.
(18)	GSL Valerie is fixed in direct continuation for 24 – 27 months. The new charter is expected to generate average annualized Adjusted EBITDA of approximately $6.6 million.
(19)
GSL Mamitsa was forward fixed to RCL for 30 – 32 months to commence in 3Q25 after current drydocking. The new charter is expected to generate average annualized Adjusted EBITDA of approximately $7.0 million.

(20)	GSL Lalo was forward fixed for 24 – 30 months. The new charter is expected to commence in 3Q 2025 and to generate average annualized Adjusted EBITDA of approximately $5.6 million.
(21)
GSL Mercer and GSL Chloe are both fixed for 23.5 – 26 months. The new charters both commenced in 1Q 2025.  The new charters are expected to generate average annualized Adjusted EBITDA of approximately $5.8 million per vessel.

(22)	Newyorker is chartered at a rate expected to generate average annualized Adjusted EBITDA of approximately $6.2 million.
(23)	Kumasi is chartered at a rate expected to generate average annualized Adjusted EBITDA of approximately $4.4 million.
(24)
Julie. Chartered at a rate expected to generate average annualized Adjusted EBITDA of approximately $2.0 million.  Julie was forward fixed for 24 – 30 months. The new charter is expected to commence in 3Q 2025 and to generate average annualized Adjusted EBITDA of approximately $3.0 million.

(25)	In May 2025, Dimitris Y was contracted to be sold and is scheduled for delivery to the buyers in 4Q25 upon redelivery from the existing charter.

Conference Call and Webcast

Global Ship Lease will hold a conference call to discuss the Company's results for the three and six months ended June 30, 2025 today, Tuesday, August 5, 2025 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:

 (1)  Dial-in: (646) 307-1963 or (800) 715-9871; Event ID: 4124631

Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.

              (2) Live Internet webcast and slide presentation: http://www.globalshiplease.com

The webcast will also be archived on the Company’s website: http://www.globalshiplease.com.

Annual Report on Form 20-F

The Company’s Annual Report for 2024 was filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 18, 2025. A copy of the report can be found under the Investor Relations section (Annual Reports) of the Company’s website at http://www.globalshiplease.com or on the SEC’s website at www.sec.gov. Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at info@globalshiplease.com or by writing to Global Ship Lease, Inc, c/o GSL Enterprises Ltd., 9 Irodou Attikou Street, Kifisia, Athens, 14561.

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York Stock Exchange in August 2008.

Our fleet of 69 vessels as of June 30, 2025 had an average age weighted by TEU capacity of 17.7 years. 39 ships are wide-beam Post-Panamax.

As of June 30, 2025, the average remaining term of the Company’s charters, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, was 2.1 years on a TEU-weighted basis. Contracted revenue on the same basis was $1.73 billion. Contracted revenue was $2.23 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 2.8 years.

Reconciliation of Non-U.S. GAAP Financial Measures

To supplement our financial information presented in accordance with U.S. GAAP, we use certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the SEC. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with U.S. GAAP. We believe that the presentation of these measures provides investors with greater transparency and supplemental data relating to our financial condition and results of operations, and therefore a more complete understanding of factors affecting our business and financial performance than U.S. GAAP measures alone. In addition, we believe that the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items or items outside of our control.

We believe that the presentation of the following non-U.S. GAAP financial measures is useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

A.	Adjusted EBITDA

Adjusted EBITDA represents net income available to common shareholders before interest income and expense, earnings allocated to preferred shares, depreciation and amortization of drydocking net costs, gains or losses on the sale of vessels, amortization of intangible liabilities, charges for share based compensation, fair value adjustment on derivative assets, income tax, and the effect of the straight lining of time charter modifications. Adjusted EBITDA is a non-U.S. GAAP quantitative measure used to assist in the assessment of our ability to generate cash from our operations. We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is not defined in U.S. GAAP and should not be considered to be an alternative to net income or any other financial metric required by such accounting principles. Our use of Adjusted EBITDA may vary from the use of similarly titled measures by others in our industry.

Adjusted EBITDA is presented herein both on a historic basis and on a forward-looking basis in certain instances. We do not provide a reconciliation of such forward looking non-U.S. GAAP financial measure to the most directly comparable U.S. GAAP measure due to the inherent difficulty in accurately forecasting and quantifying certain amounts necessary for such reconciliation, and we are not able to provide such reconciliation of such forward-looking non-U.S. GAAP financial measure without unreasonable effort and expense.

ADJUSTED EBITDA - UNAUDITED

(thousands of U.S. dollars)
		Three	Three	Six	Six
		months ended	months ended	months ended	months ended
		June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

Net income available to Common Shareholders		93,053	85,643	214,063	175,149

Adjust:	Depreciation and amortization	30,328	24,540	60,121	48,810
	Loss/(gain on sale of vessels)	115	-	(28,343)	-
	Amortization of intangible liabilities	(3,319)	(1,502)	(6,533)	(3,005)
	Fair value adjustment on derivative asset	1,208	1,014	2,831	764
	Interest income	(4,676)	(4,143)	(7,871)	(7,827)
	Interest expense	10,596	9,893	20,463	20,343
	Share based compensation	2,122	2,156	4,244	4,460
	Earnings allocated to preferred shares	2,384	2,384	4,768	4,768
	Income Tax	-	1	-	1
	Effect from straight lining time charter modifications	2,372	2,363	2,738	4,249
Adjusted EBITDA		134,183	122,349	266,481	247,712

B.	Normalized net income

Normalized net income represents net income available to common shareholders after adjusting for certain non-recurring items. Normalized net income is a non-U.S. GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net income for items that do not affect operating performance or operating cash generated. Normalized net income is not defined in U.S. GAAP and should not be considered to be an alternate to net income or any other financial metric required by such accounting principles. Our use of Normalized net income may vary from the use of similarly titled measures by others in our industry.

NORMALIZED NET INCOME – UNAUDITED

(thousands of U.S. dollars)
		Three	Three	Six	Six
		months ended	months ended	months ended	months ended
		June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

Net income available to Common Shareholders		93,053	85,643	214,063	175,149

Adjust:	Fair value adjustment on derivative assets	1,208	1,014	2,831	764
	Loss/(gain) on sale of vessels	115	-	(28,343)	-
	Accelerated write off of deferred financing charges related to full repayment of ESUN Credit Facility	-	-	102	-
	Accelerated write off of deferred financing charges related to full repayment of Macquarie Credit Facility	216	-	216
	Accelerated write off of deferred financing charges related to full repayment of HCOB-CACIB Credit Facility	382	-	382
	Prepayment fee on full repayment of Macquarie Credit Facility	175	-	175
	Effect from new share-based compensation awards plus acceleration and forfeit of certain share-based compensation awards	-	-	-	(201)

Normalized net income		95,149	86,657	189,426	175,712

C.	Normalized Earnings per Share

Normalized Earnings per Share represents Earnings per Share after adjusting for certain non-recurring items. Normalized Earnings per Share is a non-U.S. GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported Earnings per Share for items that do not affect operating performance or operating cash generated. Normalized Earnings per Share is not defined in U.S. GAAP and should not be considered to be an alternate to Earnings per Share as reported or any other financial metric required by such accounting principles. Our use of Normalized Earnings per Share may vary from the use of similarly titled measures by others in our industry.

NORMALIZED EARNINGS PER SHARE – UNAUDITED

	Three	Three	Six	Six
	months ended	months ended	months ended	months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

EPS as reported (USD)	2.61	2.43	6.01	4.98
Normalized net income adjustments-Class A common shares (in thousands USD)	2,096	1,014	(24,637)	563
Weighted average number of Class A Common shares	35,612,413	35,174,969	35,598,601	35,201,716
Adjustment on EPS (USD)	0.06	0.03	(0.69)	0.01
Normalized EPS (USD)	2.67	2.46	5.32	4.99

Dividend Policy

The declaration and payment of dividends will be subject at all times to the discretion of the Company’s Board of Directors. The timing and amount of dividends, if any, will depend on the Company’s earnings, financial condition, cash flow, capital requirements, growth opportunities, restrictions in its loan agreements and financing arrangements, the provisions of Marshall Islands law affecting the payment of dividends, and other factors. For further information on the Company’s dividend policy, please see its most recent Annual Report on Form 20-F.

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease's current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease's expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as "anticipate", "believe", "continue", "estimate", "expect", "intend", "may", "ongoing", "plan", "potential", "predict", “should”, "project", "will" or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.
The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the strength of future growth of the container shipping industry, including the rates of annual demand and supply growth;

•
geo-political events such as the continuing wars between Russia and Ukraine and Israel and Hamas, ongoing disputes between China and Taiwan, deteriorating trade relations between the U.S. and China, and ongoing political unrest and conflicts in the Middle East and other regions throughout the world;

•	the potential disruption of shipping routes, including due to lower water levels in the Panama Canal and the ongoing attacks by Houthis in the Red Sea;

•	public health threats, pandemics, epidemics, and other disease outbreaks around the world and governmental responses thereto;

•	the financial condition of our charterers and their ability and willingness to pay charterhire to us in accordance with the charters and our expectations regarding the same;

•	the overall health and condition of the U.S. and global financial markets;

•	changes in tariffs, trade barriers, and embargos, including recently imposed tariffs by the U.S. and the effects of retaliatory tariffs and countermeasures from affected countries;

•
our financial condition and liquidity, including our ability to obtain additional financing to fund capital expenditures, vessel acquisitions and for other general corporate purposes and our ability to meet our financial covenants and repay our borrowings;

•	our expectations relating to dividend payments and expectations of our ability to make such payments including the availability of cash and the impact of constraints under our loan agreements;

•	future acquisitions, business strategy and expected capital spending;

•
operating expenses, availability of key employees, crew, number of off-hire days, drydocking and survey requirements, costs of regulatory compliance, insurance costs and general and administrative costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	assumptions regarding interest rates and inflation;

•	changes in the rate of growth of global and various regional economies;

•	risks incidental to vessel operation, including piracy, discharge of pollutants and vessel accidents and damage including total or constructive total loss;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into or renew charters including the re-chartering of vessels on the expiry of existing charters, or to secure profitable employment for our vessels in the spot market;

•	our ability to realize expected benefits from our acquisition of secondhand vessels;

•	our ability to capitalize on our management’s and directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	changes in laws and regulations (including environmental rules and regulations);

•	potential liability from future litigation; and

•	other important factors described from time to time in the reports we file with the SEC.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease's actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease's filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except share data)

	As of,
	June 30, 2025	December 31, 2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$415,599	$141,375
Time deposits	15,000	26,150
Restricted cash	48,995	55,583
Accounts receivable, net	28,765	12,501
Inventories	18,080	18,905
Prepaid expenses and other current assets	28,685	31,949
Derivative assets	10,318	14,437
Due from related parties	843	342
Total current assets	$566,285	$301,242
NON - CURRENT ASSETS
Vessels in operation	$1,918,103	$1,884,640
Advances for vessels' acquisitions and other additions	6,785	18,634
Deferred dry dock and special survey costs, net	101,467	91,939
Other non - current assets	17,397	20,155
Derivative assets, net of current portion	1,490	5,969
Restricted cash, net of current portion	31,481	50,666
Total non - current assets	2,076,723	2,072,003
TOTAL ASSETS	$2,643,008	$2,373,245
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$45,590	$26,334
Accrued liabilities	41,033	46,926
Current portion of long-term debt	147,567	145,276
Current portion of deferred revenue	47,030	44,742
Due to related parties	720	723
Total current liabilities	$281,940	$264,001
LONG-TERM LIABILITIES
Long - term debt, net of current portion and deferred financing costs	$613,955	$538,781
Intangible liabilities-charter agreements	58,885	49,431
Deferred revenue, net of current portion	45,257	57,551
Total non - current liabilities	718,097	645,763
Total liabilities	$1,000,037	$909,764
Commitments and Contingencies	-	-
SHAREHOLDERS' EQUITY
Class A common shares - authorized 214,000,000 shares with a $0.01 par value 35,612,584 shares issued and outstanding (2024 – 35,447,370 shares)	$357	$355
Series B Preferred Shares - authorized 104,000 shares with a $0.01 par value 43,592 shares issued and outstanding (2024 – 43,592 shares)	-	-
Additional paid in capital	684,985	680,743
Retained earnings	953,016	773,759
Accumulated other comprehensive income	4,613	8,624
Total shareholders' equity	1,642,971	1,463,481
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,643,008	$2,373,245

 Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Income

(Expressed in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
OPERATING REVENUES
Time charter revenues	$188,540	$173,495	$376,301	$351,553
Amortization of intangible liabilities-charter agreements	3,319	1,502	6,533	3,005
Total Operating Revenues	191,859	174,997	382,834	354,558

OPERATING EXPENSES:
Vessel operating expenses (include related party vessel operating expenses of $5,858 and $5,385 for each of the three-month periods ended June 30, 2025 and 2024, respectively, and $11,466 and $10,808 for each of the six-month periods ended June 30, 2025 and 2024, respectively)	50,511	47,180	100,519	95,038
Time charter and voyage expenses (include related party time charter and voyage expenses of $1,787 and $2,125 for each of the three-month periods ended June 30, 2025 and 2024, respectively, and $3,719 and $4,317 for each of the six-month periods ended June 30, 2025 and 2024, respectively)	5,074	5,386	11,603	10,631
Depreciation and amortization	30,328	24,540	60,121	48,810
General and administrative expenses	4,069	4,049	8,674	9,138
Loss/(gain) on sale of vessels	115	-	(28,343)	-
Operating Income	101,762	93,842	230,260	190,941

NON-OPERATING INCOME/(EXPENSES)
Interest income	4,676	4,143	7,871	7,827
Interest and other finance expenses	(10,596)	(9,893)	(20,463)	(20,343)
Other income, net	803	950	3,994	2,257
Fair value adjustment on derivative asset	(1,208)	(1,014)	(2,831)	(764)
Total non-operating expenses	(6,325)	(5,814)	(11,429)	(11,023)
Income before income taxes	95,437	88,028	218,831	179,918
Income taxes	-	(1)	-	(1)
Net Income	95,437	88,027	218,831	179,917
Earnings allocated to Series B Preferred Shares	(2,384)	(2,384)	(4,768)	(4,768)
Net Income available to Common Shareholders	$93,053	$85,643	$214,063	$175,149

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)
	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Cash flows from operating activities:
Net income	$95,437	$88,027	$218,831	$179,917
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	$30,328	$24,540	$60,121	$48,810
Loss/(gain) on sale of vessels	115	-	(28,343)	-
Amounts reclassified to other comprehensive income	-	311	-	551
Amortization of derivative assets' premium	857	1,154	1,949	2,295
Amortization of deferred financing costs	1,342	1,138	2,257	2,322
Amortization of intangible liabilities-charter agreements	(3,319)	(1,502)	(6,533)	(3,005)
Fair value adjustment on derivative asset	1,208	1,014	2,831	764
Prepayment fees on debt repayment	175	-	175	-
Stock-based compensation expense	2,122	2,156	4,244	4,460
Changes in operating assets and liabilities:				-
Increase in accounts receivable and other assets	$(3,227)	$(1,581)	$(10,242)	$(4,489)
(Increase)/decrease in inventories	(1,742)	(328)	825	193
Increase in derivative asset	-	(28)	(194)	(28)
Increase/(decrease) in accounts payable and other liabilities	7,815	5,945	13,740	(139)
Decrease/(increase) in related parties' balances, net	274	(739)	(504)	(356)
Decrease in deferred revenue	(1,346)	(7,526)	(10,006)	(14,454)
Payments for drydocking and special survey costs	(10,804)	(7,105)	(27,104)	(10,742)
Unrealized foreign exchange gain	(2)	(1)	-	(4)
Net cash provided by operating activities	$119,233	$105,475	$222,047	$206,095
Cash flows from investing activities:
Acquisition of vessels	$-	$-	$(61,541)	$-
Cash paid for vessel expenditures	(2,537)	(948)	(9,799)	(4,703)
Advances for vessel acquisitions and other additions	(1,941)	(5,894)	(2,348)	(7,527)
Net (expenses)/proceeds from sale of vessels	(743)	-	53,483	-
Time deposits (acquired)/withdrawn	(4,550)	(39,000)	11,150	(39,000)
Net cash used in investing activities	$(9,771)	$(45,842)	$(9,055)	$(51,230)
Cash flows from financing activities:
Proceeds from drawdown of credit facilities/sale and leaseback	85,000	-	218,500	-
Repayment of credit facilities/sale and leaseback	(29,892)	(49,981)	(70,889)	(102,063)
Prepayment of debt including prepayment fees	(64,493)	-	(70,393)	-
Deferred financing costs paid	(850)	-	(2,185)	-
Cancellation of Class A common shares	-	-	-	(4,994)
Class A common shares-dividend paid	(18,763)	(13,255)	(34,806)	(26,469)
Series B preferred shares-dividend paid	(2,384)	(2,384)	(4,768)	(4,768)
Net cash (used in)/provided by financing activities	$(31,382)	$(65,620)	$35,459	$(138,294)
Net increase/(decrease) in cash and cash equivalents and restricted cash	78,080	(5,987)	248,451	16,571
Cash and cash equivalents and restricted cash at beginning of the period	417,995	303,271	247,624	280,713
Cash and cash equivalents and restricted cash at end of the period	$496,075	$297,284	$496,075	$297,284
Supplementary Cash Flow Information:
Cash paid for interest	11,846	14,724	23,061	30,626
Cash received from interest rate caps	4,641	6,184	9,133	14,366
Non-cash investing activities:
Acquisition of vessels and intangibles	-	-	15,987	-
Non-cash financing activities:
Unrealized loss on derivative assets/ FX option	(2,459)	(3,184)	(5,960)	(4,324)